Exhibit 99.1

HEXO Corp.

Condensed Interim

Consolidated Financial Statements

For the three months ended

October 31, 2022 and 2021

Table of Contents

Condensed Interim Consolidated Statements of Financial Position	1

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss	2

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	3

Condensed Interim Consolidated Statements of Cash Flows	4

Notes to the Condensed Interim Consolidated Financial Statements:	5

1.	Description of Business	5
2.	Going Concern	5
3.	Basis of Preparation	6
4.	New Accounting Policies and Pronouncements	6
5.	Cash and Cash Equivalents	6
6.	Restricted Funds	6
7.	Inventory	7
8.	Biological Assets	7
9.	Investments in Associates	8
10.	Property, Plant and Equipment	9
11.	Assets Held for Sale	9
12.	Intangible Assets	10
13.	Convertible Debenture	10
14.	Senior Secured Convertible Note	11
15.	Lease Liabilities	12
16.	Share Capital	12
17.	Common Share Purchase Warrants	13
18.	Share-based Compensation	14
19.	Net Loss per Share	15
20.	Financial Instruments	16
21.	Operating Expenses by Nature	17
22.	Other Income and Losses	18
23.	Related Party Disclosure	18
24.	Capital Management	19
25.	Commitments and Contingencies	19
26.	Fair Value of Financial Instruments	20
27.	Revenue from Sale of Goods	20
28.	Segmented Information	21
29.	Operating Cash Flow Supplement	22

Exhibit 99.1

Condensed Interim Consolidated Statements of Financial Position

(Unaudited, expressed in thousands of Canadian Dollars)

As at	Note	October 31, 2022	July 31, 2022
Assets		$	$
Current assets
Cash and cash equivalents	5	78,484	83,238
Restricted funds	6	2,180	32,224
Trade receivables		45,029	42,999
Commodity taxes recoverable and other receivables		2,179	7,411
Prepaid expenses		21,759	18,339
Inventory	7	48,387	66,409
Biological assets	8	9,143	15,906
Assets held for sale	11	5,531	5,121

		212,692	271,647

Non-current assets
Property, plant and equipment	10	280,883	285,866
Intangible assets	12	93,224	94,343
Investment in associates	9	15,722	17,999
Long-term investments		504	504
Prepaid expenses		13,939	10,590

Total assets		616,964	680,949

Liabilities
Current liabilities
Accounts payable and accrued liabilities		39,296	72,581
Excise taxes payable		7,690	6,421
Warrant liabilities		715	717
Lease liability	15	927	914
Convertible debenture – current	13	39,827	38,301
Senior secured convertible note	14	222,499	210,379
Other liabilities	25	11,027	5,763

		321,981	335,076

Non-current liabilities
Lease liability	15	1,712	1,926
Deferred income tax liability		27,998	28,846
Other long-term liabilities		1,413	1,409

Total liabilities		353,104	367,257

Shareholders’ equity
Share capital		1,889,768	1,889,768
Share-based payment reserve	18	73,469	73,657
Warrant reserve	17	82,390	82,395
Contributed surplus		93,396	90,981
Accumulated deficit		(1,897,839)	(1,841,584)
Accumulated other comprehensive income		22,676	18,475

Total shareholders’ equity		263,860	313,692

Total liabilities and shareholders’ equity		616,964	680,949

Going Concern (Note 2)
Commitments and contingencies (Note 25)

Approved by the Board of Directors
/s/ Helene Fortin, Director
/s/ Mark Attanasio, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss

(Unaudited, expressed in thousands of Canadian Dollars, except per share data)

For the three months ended	Note	October 31, 2022	October 31, 2021
Revenue from sale of goods	27	51,815	69,497
Excise taxes		(17,340)	(19,535)

Net revenue from sale of goods		34,475	49,962
Service revenue		1,296	226

Net revenue		35,771	50,188
Cost of goods sold	7	35,563	82,985

Gross profit/(loss) before fair value adjustments		208	(32,797)
Fair value component in inventory sold	7	19,966	12,760
Unrealized gain on changes in fair value of biological assets	8	(2,403)	(13,581)

Gross profit/(loss)		(17,355)	(31,976)
Operating expenses
General and administrative	21	10,466	22,484
Selling, marketing and promotion		4,106	6,223
Share-based compensation	18	959	3,824
Research and development		322	967
Depreciation of property, plant and equipment	10	784	2,057
Amortization of intangible assets	12	2,871	8,158
Restructuring costs		1,062	3,989
Impairment of property, plant and equipment and assets held for sale	10,11	(611)	23,803
Impairment of investment in associate	9	—	26,925
(Gain)/loss on disposal of property, plant and equipment		(510)	329
Acquisition, integration and transaction costs		3,715	24,374

		23,164	123,133

Loss from operations		(40,519)	(155,109)
Interest income (expense), net	22	(1,917)	(4,531)
Non-operating income (expense), net	22	(14,632)	42,213

Net loss before tax		(57,068)	(117,427)
Current and deferred tax recovery		813	155

Net loss		(56,255)	(117,272)

Other comprehensive income
Foreign currency translation		(413)	88
Gain on fair value due to changes in credit spread, net of tax	14	4,614	276

Net loss and comprehensive loss		(52,054)	(116,908)

Comprehensive loss attributable to:
Shareholders of HEXO Corp.		(52,054)	(112,209)
Non-controlling interest		—	(4,699)

		(52,054)	(116,908)

Net loss and comprehensive loss per share, basic and diluted		(0.09)	(0.46)

Weighted average number of outstanding shares
Basic and diluted	19	600,988,447	251,805,870

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited, expressed in thousands of Canadian Dollars, except per share data)

For the three months ended	Note	Number of common shares	Share capital	Share-based payment reserve	Warrant reserves	Contributed surplus	Accumulated OCI	Accumulated deficit	Total to HEXO Corp.	Non- controlling interest	Total equity
			$	$	$	$	$	$	$	$	$
Balance at July 31, 2021		152,645,946	1,267,967	69,750	124,112	41,290	1,152	(773,993)	730,278	1,987	732,265
August 2021 public offering, net		49,325,424	135,779	—	—	—	—	—	135,779	—	135,779
Business acquisitions, net		75,073,121	230,232	18	769	—	—	—	231,019	—	231,019
Senior secured convertible note, net		34,070,379	75,885	—	—	—	—	—	75,885	—	75,885
Broker compensation		502,176	2,154	—	—	—	—	—	2,154	—	2,154
Exercise of stock options		17,024	146	(104)	—	—	—	—	42	—	42
Expiry of stock options		—	—	(2,592)	—	2,592	—	—	—	—	—
Expiry of warrants		—	—	—	(42,386)	42,386	—	—	—	—	—
Equity-settled share-based payments		—	—	3,923	—	—	—	—	3,923	—	3,923
Other comprehensive income		—	—	—	—	—	364	—	364	25	389
Non-controlling interest		—	—	—	—	(1,275)	—	—	(1,275)	1,275	—
Net loss		—	—	—	—	—	—	(112,573)	(112,573)	(4,699)	(117,272)

Balance at October 31, 2021		311,634,070	1,712,163	70,995	82,495	84,993	1,516	(886,566)	1,065,596	(1,412)	1,064,184

Balance at July 31, 2022		600,988,447	1,889,768	73,657	82,395	90,981	18,475	(1,841,584)	313,692	—	313,692
Expiry of stock options		—	—	(2,410)	—	2,410	—	—	—	—	—
Expiry of warrants		—	—	—	(5)	5	—	—	—	—	—
Equity-settled share-based payments	18	—	—	2,222	—	—	—	—	2,222	—	2,222
Other comprehensive income		—	—	—	—	—	4,201	—	4,201	—	4,201
Net loss		—	—	—	—	—	—	(56,255)	(56,255)	—	(56,255)

Balance at October 31, 2022		600,988,447	1,889,768	73,469	82,390	93,396	22,676	(1,897,839)	263,860	—	263,860

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited, expressed in thousands of Canadian Dollars)

For the three months ended	Note	October 31, 2022	October 31, 2021
Operating activities		$	$
Net loss before tax		(57,068)	(117,427)
Items not affecting cash or presented outside of operating activities	29	56,712	75,655
Changes in non-cash operating working capital items	29	(28,434)	(14,725)

Cash used in operating activities		(28,790)	(56,497)

Financing activities
Proceeds from public offering, net		—	175,034
Issuance fees		—	(250)
Proceeds from the exercise of stock options		—	42
Issued payments on cash settled RSU exercise	18	(249)	—
Repayments of debt		—	(6,754)
Senior secured convertible note finance costs	14	(2,970)	—
Interest paid on debt		—	(1,816)
Lease payments	15	(257)	(1,626)
Interest paid on unsecured convertible debentures	13	(803)	(821)

Cash provided financing activities		(4,279)	163,809

Investing activities
Cash received from restricted funds and escrow		30,044	286,454
Cash payment on business acquisition, net of cash acquired		—	(381,157)
Proceeds from sale of property, plant and equipment		26	1,748
Acquisition of property, plant and equipment		(3)	(22,589)
Purchase of intangible assets		(1,752)	(1,606)
Investment in associates and joint ventures		—	(1,861)

Cash generated/(used) in investing activities		28,315	(119,011)

(Decrease)/increase in cash and cash equivalents		(4,754)	(11,699)
Cash and cash equivalents, beginning of period		83,238	67,462

Cash and cash equivalents, end of period		78,484	55,763

Supplemental cashflow information in Note 29.

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended October 31, 2022 and 2021

(Unaudited, expressed in thousands of Canadian Dollars, except share amounts or where otherwise stated)

1. Description of Business

HEXO Corp. (“HEXO” or the “Company”), is a publicly traded corporation, incorporated in Ontario, Canada. HEXO is licensed to produce and sell cannabis and cannabis products under the Cannabis Act. The head office is located at 120 Chemin de la Rive, Gatineau, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the National Association of Securities Dealers Automated Quotations (“Nasdaq”), both under the trading symbol “HEXO”.

2. Going Concern

These condensed interim consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to a going concern, which assumes that the Company will be able to continue its operations and will be able to realize its assets and settle its liabilities in the normal course of business as they come due in the foreseeable future.

During the three months ended October 31, 2022, the Company reported an operating loss of $40,519; cash outflows from operating activities of $28,790 and an accumulated deficit of $1,897,839 and has yet to generate positive cashflows or earnings. The Company had a working capital deficiency of $109,289 and held cash and cash equivalents of $78,484 as at October 31, 2022 ($83,238 at July 31, 2022). The Company’s 8% convertible debentures matured on December 5, 2022, which resulted in a cash repayment of $40,729. The Company remains subject to, amongst others, a minimum liquidity covenant of US$20 million under the Senior secured convertible note as well as a requirement to achieve Adjusted EBITDA of not less than US$1.00 for each quarter beginning in the Company’s third quarter of FY23.

These circumstances lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. In recognition of these circumstances, the Company has taken the following actions:

•

The Company has received a non-binding Letter of Intent for a $180 million equity purchase agreement (the “equity line of credit” or “ELOC”), from an affiliate of KAOS Capital Ltd (“KAOS”), which could provide the Company access to $5 million capital per month over a 36-month period in order to help meet debt and interest repayments under the amended and reassigned secured note. The available funds are however restricted by a rolling twelve-month, share issuance limitation, restricting the Company’s ability to issue common shares in excess of 19.9% of the total outstanding common share balance, calculated at the beginning of that period. Under the terms of the equity purchase agreement a minimum share price of $0.30 per common share is required in order to utilize the ELOC. As of October 31, 2022, the Company received exemptive relief however has yet to file the prospectus supplement qualifying the distribution and resale by the subscriber of the Put Shares and thus has not been able to draw on the ELOC. The Company has filed the required articles in order to consolidate its common shares on a 14:1 basis. The common shares are expected to begin trading on a post-consolidation basis on the TSX and Nasdaq on December 19, 2022 and at which point the Company’s share price is also expected to exceed the minimum share price of $0.30, which remains at the prescribed pre-consolidation amount.

•

The Company has executed a new directors and officers insurance program which has resulted in releasing previously restricted cash in the amount of $29,994 on September 1, 2022. The funds had previously been restricted under the Company’s captive insurance program (Note 6). The captive insurance program was replaced by a traditional insurance program that requires annual premiums.

The Company executed certain cost saving initiatives in the second half of the previous fiscal year in order to improve the operating expenses and cashflows of the business. The impact of these initiatives require time to be fully realized. During the current period, management has demonstrated improvements to the Company’s operating expenses and operating cashflows.

The Company’s ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations, comply with its financial covenants, and to repay its liabilities when they become due. Alternative financing, predominantly by the issuance of equity to the public, or debt, will be sought to finance the operations of the Company.

There can be no assurances however that financing alternatives will be available or available on terms that are acceptable to the Company or that the Company’s savings initiatives alone will yield sufficient liquidity to meet the minimum liquidity or generate positive Adjusted EBITDA, in order for the Company to meet its covenant requirements and execute on its business plan. As such, these circumstances create material uncertainties that lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

These condensed interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

3. Basis of Preparation

Statement of Compliance

These condensed interim consolidated financial statements (“interim consolidated financial statements”) have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), using accounting policies consistent with IFRS as issued by the International Accounting Standards Board and IFRS Interpretations Committee (“IFRIC”). These interim consolidated financial statements do not contain all the disclosures required in annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements of the Company for the year ended July 31, 2022, prepared in accordance with IFRS.

The interim consolidated financial statements have been prepared using accounting policies consistent with those described in the annual consolidated financial statements for the year ended July 31, 2022.

These interim consolidated financial statements were approved and authorized for issue by the Board of Directors on December 15, 2022. All figures are presented in thousands of Canadian dollars unless otherwise noted.

4. New Accounting Policies and Pronouncements

New and Amended Standards Not Yet Effective

The following IFRS amendments have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendment narrowed the scope of certain recognition exemptions so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. An entity applies the amendments to transactions that occur on or after the beginning of the earliest comparative period presented. It also, at the beginning of the earliest comparative period presented, recognizes deferred tax for all temporary differences related to leases and decommissioning obligations and recognizes the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date. The amendment is effective for annual periods beginning on or after January 1, 2023 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

5. Cash and Cash Equivalents

	October 31, 2022	July 31, 2022
	$	$
Operating cash	55,880	75,819
Interest savings accounts	22,604	7,419

Cash and cash equivalents	78,484	83,238

6. Restricted Funds

	October 31, 2022	July 31, 2022
	$	$
Letters of credit, collateral and guarantees for purchases	2,180	2,230
Cash restricted in captive insurance subsidiary	—	29,994

Total	2,180	32,224

On September 1, 2022, the Company unrestricted the cash previously held in the captive insurance subsidiary and which has been transferred into operational accounts.

7. Inventory

	As at October 31, 2022
	Capitalized cost	Biological asset fair value adjustment	Total
	$	$	$
Dried cannabis	22,807	13,842	36,649
Purchased dried cannabis	1,009	—	1,009
Extracts	2,212	—	2,212
Purchased extracts	450	—	450
Packaging and supplies	8,067	—	8,067

	34,545	13,842	48,387

	As at July 31, 2022
	Capitalized cost	Biological asset fair value adjustment	Total
	$	$	$
Dried cannabis	30,636	23,600	54,236
Purchased dried cannabis	662	—	662
Extracts	3,928	—	3,928
Purchased extracts	478	—	478
Packaging and supplies	7,105	—	7,105

	42,809	23,600	66,409

The Company recognizes the costs (capitalized cost and biological asset fair value adjustment) of harvested cannabis inventory expensed in two separate lines on the consolidated statement of net loss:

(i)	Capitalized costs relating to inventory expensed and included in Cost of goods sold amounted to $35,563 for the three months ended October 31, 2022 (October 31, 2021 – $82,985) which includes;

•	Write downs of inventory to their net realizable value of $10,266 (October 31, 2021 – $36,197); and

•	Write-offs of inventory of $4,400 (October 31, 2021 – $615) which relate to destroyed and unsellable inventory; and

•	Reversal of impairments of $5,351 (October 31, 2021 – $nil) to net realizable value.

(ii)

The fair value component (biological asset fair value adjustments) of inventory sold on the consolidated statement of net loss was $19,966 for the three months ended October 31, 2022, (October 31, 2021 – $12,760).

Total depreciation capitalized in inventory in the three months ended October 31, 2022, was $4,784 (October 31, 2021 – $6,275).

8. Biological Assets

The Company’s biological assets consist of cannabis plants throughout the growth cycle, from mother plants to plants in propagation, vegetative and flowering stages. The changes in the carrying value of biological assets for the period are as follows:

	For the three months ended October 31, 2022	For the year ended July 31, 2022
	$	$
Balance, beginning of period	15,906	14,284
Acquired on business combination	—	8,352
Production costs capitalized	5,414	62,489
Net increase in fair value due to biological transformation and estimates	2,403	59,665
Harvested cannabis transferred to inventory	(14,580)	(119,432)
Disposal of biological assets	—	(3,086)
Derecognized on loss of control of subsidiary	—	(6,366)

Balance, end of period	9,143	15,906

Biological assets are valued in accordance with IAS 41 - Agriculture, based on an income approach (Level 3) in which the fair value at the point of harvest is estimated based on selling price less costs to sell at harvest. For in process biological assets (growing plants), the fair value at the point of harvest is adjusted based on the stage of growth at period-end. Harvested cannabis is transferred from biological assets to inventory at their fair value at harvest. During the three months ended October 31, 2022, the Company did not dispose of any biological assets (July 31, 2022 – $3,086).

The inputs and assumptions used in determining the fair value of cannabis plants are as follows:

•	yield per plant;

•

stage of growth percentage, estimated as age of plant from date of harvest as a percentage of total days in an average growing cycle, as applied to the estimated total fair value per gram (less fulfilment costs) to arrive at an in-process fair value for estimated biological assets to be harvested;

•	selling price per gram;

•	post-harvest cost (cost to complete and cost to sell) per gram; and

•	destruction/wastage of plants during the harvesting and processing process.

The table below summarizes the significant inputs and assumptions used in the fair value model, their weighted average range of value and sensitivity analysis:

Significant inputs and assumptions	Input values		An increase or decrease of 5% applied to the unobservable input would result in a change to the fair value of approximately
	October 31, 2022	July 31, 2022	October 31, 2022	July 31, 2022
Weighted average selling price Derived from actual retail prices on a per product basis using the expected flower per plant. This is expected to approximate future selling prices and where applicable, considering strains.	$1.58 per dried gram	$2.73 per dried gram	$702	$1,190
Yield per plant Derived from historical harvest cycle results on a per strain basis, which is expected to be harvested from plants.	82-1,053 grams per plant[1]	82-1,307 grams per plant	$430	$803
Post-harvest cost Derived from historical costs of production activities on a per product basis.	$0.61-$0.63 per dried gram	$0.19-$0.63 per dried gram	not material	$303

9. Investments in Associates

	October 31, 2022			July 31, 2022
	Truss LP	Other	Total	Truss LP	Other	Total
	$	$	$	$	$	$
Opening Balance	16,000	1,999	17,999	72,873	1,806	74,679
Cash contributed to investment	—	—	—	8,500	2,721	11,221
Disposal	—	—	—	—	(984)	(984)
Share of net (loss)	(2,078)	(320)	(2,398)	(7,613)	(1,544)	(9,157)
Foreign exchange gain through OCI	—	121	121	—	—	—
Impairment	—	—	—	(57,760)	—	(57,760)

Ending Balance	13,922	1,800	15,722	16,000	1,999	17,999

Truss LP

The Truss LP was formed between the Company and Molson Coors Canada (the “Partner”) and is a standalone entity, incorporated in Canada, with its own board of directors and an independent management team. The Partner holds 57,500 common shares representing a 57.5% controlling interest in Truss LP with the Company holding 42,500 common shares and representing the remaining 42.5% interest. Truss LP is a private limited partnership and its principal operating activities consist of the development, production and sale of non-alcoholic, cannabis-infused beverages.

10. Property, Plant and Equipment

Cost	Land	Buildings	Leasehold improvements	Cultivation and production equipment	Furniture, computers, vehicles and equipment	Construction in progress	Right-of- Use assets	Total
	$	$	$	$	$	$	$	$
At July 31, 2021	2,756	265,902	42,151	42,716	29,131	91,946	40,409	515,011
Business acquisitions	8,941	59,856	545	58,063	2,053	4,076	1,993	135,527
Additions	61	602	(36)	15,511	141	11,333	—	27,612
Disposals	—	(971)	(587)	(3,946)	(3,577)	(223)	(20,460)	(29,764)
Transfers	(307)	(523)	546	(2,106)	(3,070)	(1,033)	(350)	(6,843)
Held for sale	(1,766)	(11,967)	—	(7,944)	(3,151)	(393)	—	(25,221)
Loss of control	(592)	(84,865)	—	(8,428)	(3,013)	411	(17,059)	(113,546)

At July 31, 2022	9,093	228,034	42,619	93,866	18,514	106,117	4,533	502,776
Additions	—	—	—	3	—	(171)	—	(168)
Transfers	—	—	—	93	(93)	—	—	—
Foreign currency translation	—	—	—	—	—	578	—	578

At October 31, 2022	9,093	228,034	42,619	93,962	18,421	106,524	4,533	503,186

Accumulated depreciation and impairments
At July 31, 2021	307	21,743	3,251	15,862	8,154	48,990	22,802	121,109
Depreciation	—	11,143	2,028	11,931	4,245	—	1,796	31,143
Transfers	(307)	(329)	(5)	(4,328)	138	(5,405)	(350)	(10,586)
Disposals	—	—	(498)	(260)	(612)	—	(20,300)	(21,670)
Impairments	462	89,581	37,084	11,470	5,698	48,746	15,524	208,565
Held for sale	—	(1,868)	—	(2,188)	(884)	—	—	(4,940)
Loss of control	(462)	(79,602)	—	(13,933)	153	4,192	(17,059)	(106,711)

At July 31, 2022	—	40,668	41,860	18,554	16,892	96,523	2,413	216,910
Depreciation	—	2,405	43	2,349	616	—	155	5,568
Transfers	—	—	—	42	(42)	—	—	—
Disposals	—	—	—	—	—	26	—	26
Impairments (reversal)	—	—	—	—	—	(201)	—	(201)

At October 31, 2022	—	43,073	41,903	20,945	17,466	96,348	2,568	222,303

Net book value
At July 31, 2021	2,449	244,159	38,900	26,854	20,977	42,956	17,607	393,902
At July 31, 2022	9,093	187,366	759	75,312	1,622	9,594	2,120	285,866

At October31, 2022	9,093	184,961	716	73,017	955	10,176	1,965	280,883

During the three months ended October 31, 2022, the Company capitalized $4,784 (October 31, 2021 – $6,275) of depreciation to inventory. During the three months ended October 31, 2022, depreciation expensed to the consolidated statement of loss and comprehensive loss was $784 (October 31, 2021 – $2,057).

11. Assets Held for Sale

Net book value	Land	Buildings	Cultivation and production equipment	Furniture, computers, vehicles and equipment	Construction in progress	Total
	$	$	$	$	$	$
At July 31, 2021	—	—	—	—	—	—
Business acquisition	1,873	366	274	—	—	2,513
Additions	1,765	10,100	5,756	2,267	393	20,281
Disposals	(974)	(3,246)	—	(14)	—	(4,234)
Impairment loss	(794)	—	(5,185)	(379)	(80)	(6,438)
Loss of control of subsidiary	(508)	(5,939)	—	(241)	(313)	(7,001)

At July 31, 2022	1,362	1,281	845	1,633	—	5,121
Impairment loss reversal	—	410	—	—	—	410

At October 31, 2022	1,362	1,691	845	1,633	—	5,531

12. Intangible Assets

Cost	Cultivating and processing license	Brands	Software	Domain names	Patents/ Know-how	Total
	$	$	$	$	$	$
At July 31, 2021	145,347	13,840	4,384	585	2,723	166,879
Additions	—	—	6,494	—	590	7,084
Business acquisitions	73,079	97,200	1,221	—	27,337	198,837
Loss of control	(28,914)	(5,400)	—	—	—	(34,314)

At July 31, 2022	189,512	105,640	12,099	585	30,650	338,486
Additions	—	—	1,560	—	192	1,752

At October 31, 2022	189,512	105,640	13,659	585	30,842	340,238

Accumulated amortization and impairments
At July 31, 2021	111,722	2,170	2,016	184	179	116,271
Amortization	6,561	7,862	3,527	59	3,338	21,347
Impairment	72,950	56,450	—	—	11,439	140,839
Loss of control	(28,914)	(5,400)	—	—	—	(34,314)

At July 31, 2022	162,319	61,082	5,543	243	14,956	244,143
Amortization	370	1,237	565	15	684	2,871

At October 31, 2022	162,689	62,319	6,108	258	15,640	247,014

Net book value
At July 31, 2021	33,625	11,670	2,368	401	2,544	50,608
At July 31, 2022	27,193	44,558	6,556	342	15,694	94,343

At October 31, 2022	26,823	43,321	7,551	327	15,202	93,224

Research and development expenses in the three months ended October 31, 2022 were $322 (October 31, 2021 - $967).

13. Convertible Debenture

$
Balance as at July 31, 2021	33,089
Interest expense	8,423
Interest paid	(3,211)

Balance as at July 31, 2022	38,301
Interest expense	2,329
Interest paid	(803)

Balance as at October 31, 2022	39,827

On December 5, 2019, the Company closed a $70,000 private placement of convertible debentures. The Company issued a total of $70,000 principal amount of 8.0% unsecured convertible debentures maturing on December 5, 2022 (the “Debentures”). The Debentures are convertible at the option of the holder at any time after December 7, 2020 and prior to maturity at a conversion price of $12.64 per share (the “Conversion Price”), subject to adjustment in certain events. The Company may force the conversion of all of the then outstanding Debentures at the Conversion Price at any time after December 7, 2020 and prior to maturity on 30 days’ notice if the daily volume weighted average trading price of the common shares of the Company is greater than $30.00 for any 15 consecutive trading days.

Upon maturity, the holders of the Debentures have the right to require the Company to repay any principal amount of their Debentures through the issuance of common shares of the Company in satisfaction of such amounts at a price equal to the volume weighted average trading price of the common shares on the TSX for the five trading days immediately preceding the payment date.

In May 2020, the Company provided notice to all holders of the Debentures of an option to voluntarily convert their Debentures into units of the Company (the “Conversion Units”) at a discounted early conversion price of $3.20 (the “Early Conversion Price”) calculated based on the 5-day volume weighted average HEXO Corp. share price (the “VWAP”) preceding the announcement. The VWAP utilized data from both the TSX and NYSE. Each Conversion Unit provided the holder one common share and one-half common share purchase warrant (with an exercise price of $4.00 and term of three years). The early conversion occurred in two phases, the first being on June 10, 2020 followed by the second and final phase on June 30, 2020. During phases one and two, $23,595 principal amount and $6,265 principal amount of the Debentures were converted under the Early Conversion Price.

The accrued and unpaid interest as at October 31, 2022 was $309 (July 31, 2022 - $291) and there remained $40,140 in principal debentures (July 31, 2022 - $40,140) outstanding.

On December 5, 2022, the 8% debentures matured, and the Company made the full outstanding principal repayment of $40,140 plus accrued interest of $589.

14. Senior Secured Convertible Note

	US$	$
Balance as at July 31, 2022	164,051	210,379
Gain on fair value during the period	(1,036)	(1,314)
Foreign exchange loss	—	13,434

Balance as October 31, 2022	163,015	222,499

On July 12, 2022, the Company amended and restated the senior secured convertible note, which was immediately thereafter assigned to Tilray Brands, Inc., pursuant to the terms of an amended and restated assignment and assumption agreement dated June 14, 2022 (the “Note”, or the “Senior Secured Convertible Note”).

Pursuant to the terms of the Transaction Agreement, Tilray Brands acquired 100% of the remaining outstanding principal balance of US$173.7 million of the Note and, concurrently, HEXO assumed an obligation to pay a US$1.5 million monthly fee, that represents a finance cost, until the earlier of i) the date all obligations of the Company pursuant to the terms of the Note have been satisfied, extinguished or terminated, ii) the conversion in full of the Note, iii) cancellation by Tilray or iv) January 15, 2027.

The Note which unless early converted, matures on May 1, 2026, includes coupon interest at the fixed rate of five percent (5%) per annum, calculated daily, and is payable by the Company to the Holder semi-annually on the last business day of each June and December (commencing June, 2022). For the first year of the Note, the Company is required to pay interest in cash. Unpaid interest at October 31, 2022 was $3,605 (July 31, 2022—$464). Thereafter, until the maturity date, in the event that the Company is not in compliance with the Minimum Liquidity covenant, the Company shall be entitled to elect to add the amount of the interest to the Principal Amount of the Note as capitalized interest. Subject to the terms of the Note, unless the principal amount and the capitalized interest have previously been converted, on the maturity date, the Company shall pay the capitalized interest by way of conversion consideration.

Subject to certain limitations and adjustments, the Note is convertible in part, into HEXO Common Shares at the Holder’s option at any time prior to the second scheduled trading day prior to the maturity date, at a US$ equivalent conversion price of CAD$0.40 per HEXO Common share as determined the day before exercise, including all capitalized interest. HEXO has the ability to force the conversion if the daily VWAP per common share is equal to or exceeds $3.00 per share for twenty consecutive trading days, subject to HEXO meeting the terms of the equity condition, as set out in the terms of the Note.

The Company is not able to redeem or repay the Note prior to May 1, 2026, without the prior written consent of the Holder.

The Company is subject to certain financial and non-financial covenants as set out in the terms of the Note. Among other covenants, the Company is subject to a minimum liquidity covenant and is required to maintain an unrestricted cash amount equal to or greater than US$20.0 million. In addition, as of the last day of each three-month period starting with the three-month period ending April 30, 2023, the Company is required to have Adjusted EBITDA of not less than US$1.00 for the three-month period ending on such day. Adjusted EBITDA means for any fiscal quarter, the Adjusted EBITDA of the Company, calculated as: (i) total net income (loss); (ii) plus (minus) income taxes (recovery); (iii) plus (minus) finance expense (income); (iv) plus depreciation; (v) plus amortization; (vi) plus (minus) investment (gains) losses, including revaluation of financial instruments, share of loss from investment in joint ventures, adjustments on warrants and other financial derivatives, unrealized loss on investments, and foreign exchange gains and losses; (vii) plus (minus) fair value adjustments on inventory and biological assets; (viii) plus inventory write-downs and provisions; (ix) plus (minus) non-recurring transaction and restructuring costs; (x) plus impairments to any and all long-lived assets; (xi) plus all stock-based compensation; and (xii) plus any management or advisory fee paid by the Company to the Holder or any Affiliate thereof during the applicable quarter.

On the occurrence of an Event of Default, the Note becomes due and payable immediately at the Event of Default Acceleration Amount, as defined under the Senior secured convertible note agreement. The Note constitutes the senior secured obligation of the Company.

Fair Value Measurement

The Senior secured convertible note represents a hybrid instrument containing a conversion feature and multiple embedded derivatives. The Note has been designated in its entirety as FVTPL, as at least one of the derivatives does significantly modify the cash flows of the Note and it is clear with limited analysis that separation is not prohibited. The changes in fair value of the instrument are recorded in the consolidated statement of net loss with changes in fair value attributable to changes in credit risk being recognized through other comprehensive income.

The fair value of the Note is classified as Level 2 in the fair value hierarchy and was determined using the partial differential equation method with the following inputs;

	As at October 31, 2022		As at July 31, 2022		Initial recognition July 12, 2022
Share price	US$	0.19	US$	0.19	US$	0.20
Dividend	$	nil	$	nil	$	nil
Volatility		87%		87.8%		80.7%
Credit spread		37%		34.2%		38.6%
Conversion price	US$	0.30	US$	0.31	US$	0.30-US$0.31

Risk free rates were selected based upon a SOFR curve at the valuation date. The curve’s period range was 3 months to 4 years.

An increase/decrease in the US$/CA$ foreign exchange rate of 1% would result in a foreign exchange loss/gain adjustment of $2,225 (July 31, 2022 – $2,104). A decrease of credit spread by 1% would increase the fair value of the instrument by $2,814 (July 31, 2022 – $2,487).

15. Lease Liabilities

	October 31, 2022	July 31, 2022
	$	$
Balance, beginning of period	2,840	43,885
Assumed on business combination	—	1,992
Lease additions	—	29
Lease terminations	—	(24,300)
Lease payments	(257)	(6,054)
Interest expense on lease liabilities	56	4,197
Derecognition due to loss of control	—	(16,909)

Balance, end of period	2,639	2,840

Current	927	914
Non-current	1,712	1,926

The Company’s leases consist of administrative real estate leases. During the three months ended October 31, 2022, the Company expensed variable lease payments of $197 (October 31, 2021 – $813).

The following table is the Company’s lease obligations over the next five fiscal years and thereafter as at October 31, 2022:

Fiscal year	2023 (nine-months remaining)	2024 –2025	2026 –2027	Thereafter	Total
	$	$	$	$	$
Lease obligations	770	1,174	300	1,200	3,444

16. Share Capital

(a) Authorized

An unlimited number of common shares and an unlimited number of special shares, issuable in series.

(b) Issued and Outstanding

As at October 31, 2022, a total of 600,988,447 (July 31, 2022 – 600,988,447) common shares were issued and outstanding. No special shares have been issued or are outstanding.

(c) Pending Share Consolidation

During the period, the Company continued to be non-compliant with the Nasdaq’s requirement to maintain a US$1.00 minimum share price. The Company received an 180 day extension to regain compliance status on July 26, 2022. Subsequent to October 31, 2022, and following shareholder approval of a consolidation of the Common Shares on the basis of a range between two (2) and fourteen (14) existing pre-consolidation common shares for every one (1) post-consolidation Common Share (the “Consolidation”) at the annual and special meeting of the shareholders of the Company held on March 8, 2022, the Company filed articles of amendment to implement the Consolidation on the basis of fourteen (14) existing pre-consolidation Common Shares for every one (1) post-Consolidation Common Share. The common shares will continue to be listed on the TSX and the Nasdaq under the symbol “HEXO”, and the common shares are expected to begin trading on a post-Consolidation basis on the TSX and Nasdaq on December 19, 2022. As a result of the Consolidation, the 600,988,447 shares issued and outstanding prior to the Consolidation will be reduced to approximately 42,927,746 common shares. Fractional interests of 0.5 or greater were rounded up to the nearest whole number of Common Shares and fractional interests of less than 0.5 were rounded down to the nearest whole number of Common Shares. On Consolidation, the exercise or conversion price and the number of Common Shares issuable under any of the Company’s outstanding warrants, senior secured convertible note, stock options and other share-based securities exercisable for or convertible into common shares will be proportionately adjusted to reflect the Consolidation in accordance with the respective terms thereof.

17. Common Share Purchase Warrants

The following table summarizes warrant activity during the three months ended October 31, 2022, and year ended July 31, 2022.

	October 31, 2022		July 31, 2022
	Number of warrants	Weighted average exercise price[1]	Number of warrants	Weighted average exercise price[1]
		$		$
Outstanding, beginning of period	59,582,216	6.07	36,666,958	8.85
Expired and cancelled	(40,330)	92.98	(3,179,074)	33.86
Issued on acquisition	—	—	1,554,320	22.43
Issued	—	—	24,540,012	4.35

Outstanding, end of period	59,541,886	6.17	59,582,216	6.07

[1]	USD denominated warrant’s exercise price have been converted to the CAD equivalent as at the period end for presentation purposes.

The following is a consolidated summary of warrants outstanding as at October 31, 2022 and July 31, 2022.

	Number outstanding	Book value	Number outstanding	Book value
Classified as Equity		$		$
June 2019 financing warrants
Exercise price of $63.16 expiring June 19, 2023	546,135	10,023	546,135	10,023
April 2020 underwritten public offering warrants
Exercise price of $3.84 expiring April 13, 2025	11,830,075	15,971	11,830,075	15,971
May 2020 underwritten public offering warrants
Exercise price of $4.20 expiring May 21, 2025	7,591,876	10,446	7,591,876	10,446
Conversion Unit warrants
Exercise price of $4.00 expiring June 10, 2023	3,686,721	11,427	3,686,721	11,427
Exercise price of $4.00 expiring June 30, 2023	978,907	1,928	978,907	1,928
Broker / Consultant warrants
Exercise price of $63.16 expiring June 19, 2023	15	—	15	—
Issued in connection with business acquisition
Exercise price of $78.16 expiring August 21, 2022	—	—	15,992	3
Exercise price of $102.71 expiring August 21, 2022	—	—	24,338	2
Exercise price of $11.29 expiring January 27, 2023	356,689	1,195	356,689	1,195
Exercise price of $10.99 expiring April 16, 2023	680,877	398	680,877	398
Exercise price of $12.68 expiring May 4, 2023	602,804	322	602,804	322
Exercise price of $72.70 expiring April 2 2024	250,080	49	250,080	49
Exercise price of $3.96 expiring April 23, 2025	631,322	4,232	631,322	4,232
Exercise price of $9.03 expiring June 25, 2025	3,205,378	18,236	3,205,378	18,236
Exercise price of $5.64 expiring September 23, 2025	1,228,873	7,902	1,228,873	7,902
Exercise price of $8.47 expiring October 30, 2025	43,856	261	43,856	261

	31,633,608	82,390	31,673,938	82,395
Classified as Liability
US$25m Registered Direct Offering Warrants
Exercise price of US$9.80 expiring December 31, 2024	1,871,259	5	1,871,259	8
US$20m Registered Direct Offering Warrants
Exercise price of US$9.80 expiring January 22, 2025	1,497,007	5	1,497,007	6
August 2021 Underwritten Public Offerings Warrants
Exercise price of US$3.45 expiring August 24, 2026	24,540,012	705	24,540,012	703

	27,908,278	715	27,908,278	717

	59,541,886	83,105	59,582,216	83,112

18. Share-based Compensation

Omnibus Plan

The Company has a share option plan (the “Former Plan”), adopted in July 2017, that was administered by the Board of Directors who established exercise prices and expiry dates. Expiry dates are up to 10 years from issuance, as determined by the Board of Directors at the time of issuance. On June 28, 2018, the Board of Directors put forth a new share option plan (the “Omnibus Plan”) which was approved by shareholders on August 28, 2019. Unless otherwise determined by the Board of Directors, options issued under both the Former Plan and Omnibus Plan vest over a three-year period. The maximum number of common shares reserved for issuance for options that may be granted under the Omnibus Plan is 10% of the issued and outstanding common shares or 60,098,845 common shares as at October 31, 2022 (July 31, 2022 – 60,098,845). The Omnibus plan is subject to cash and equity settlement, the Former Plan and plans acquired on business combinations are eligible for equity settlements. Options issued prior to July 2018 under the outgoing plan and the options assumed through business acquisitions do not contribute to the available option pool reserved for issuance. As of October 31, 2022, the Company had 22,049,595 issued and outstanding under the Omnibus Plan, 726,744 issued and outstanding under the Former Plan and 514,742 issued and outstanding under the assumed plans from business combinations.

Stock Options

The following table summarizes stock option activity during the three months ended October 31, 2022, and the year ended July 31, 2022.

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Opening balance	24,687,068	0.73	12,018,143	10.63
Granted	—	—	17,851,906	0.73
Replacement options issued on acquisition	—	—	162,009	7.19
Forfeited	(925,127)	2.30	(4,714,233)	4.47
Expired	(470,860)	5.72	(613,733)	22.20
Exercised	—	—	(17,024)	2.54

Closing balance	23,291,081	0.74	24,687,068	0.73

The following table summarizes information concerning stock options outstanding as at October 31, 2022.

Exercise price	Number outstanding	Weighted average remaining life (years)	Number exercisable	Weighted average remaining life (years)
$0.28—$0.75	13,506,446	9.54	1,925,669	9.39
$1.86—$9.92	6,600,510	7.81	5,056,337	7.54
$10.76—$34.00	3,184,125	6.22	3,184,125	6.22

	23,291,081		10,166,131

Restricted Share Units (“RSUs”)

Under the Omnibus Plan, the Board of Directors is authorized to issue RSUs up to 10% of the issued and outstanding common shares, inclusive of the outstanding stock options. At the time of issuance, the Board of Directors establishes conversion values and expiry dates, which are up to 10 years from the date of issuance. The restriction criteria of the units are at the discretion of the Board of Directors and from time to time may be inclusive of Company based performance restrictions, employee-based performance restrictions or no restrictions to the units.

The following table summarizes RSU activity for the three months ended October 31, 2022 and the year ended July 31, 2022.

	October 31, 2022		July 31, 2022
	Units	Value of units on grant date	Units	Value of units on grant date
		$		$
Opening balance	2,033,267	3.24	550,832	7.91
Granted	—	—	1,517,236	1.74
Exercised – cash settled	(1,041,252)	0.24	—	—
Forfeited	—	—	(34,801)	3.30

Closing balance	992,015	2.09	2,033,267	3.24

As of October 31, 2022, 951,139 of the RSUs were vested.

Deferred Share Units (“DSUs”)

Under the Omnibus Plan, the Board of Directors is authorized to issue DSUs (in conjunction with all share-based compensation) up to 10% of the issued and outstanding common shares, net of the outstanding share-based awards. At the time of issuance, the Board of Directors establishes conversion values and expiry dates, which are up to 10 years from the date of issuance. The deferral criteria of the units are at the discretion of the Board of Directors and from time to time may be inclusive of Company based performance restrictions, employee-based performance restrictions or no restrictions to the units.

The following table summarizes DSU activity for three months ended October 31, 2022 and the year ended July 31, 2022.

	October 31, 2022		July 31, 2022
	Units	Value of units	Units	Value of units
		$		$
Opening balance	4,088,386	0.24	—	—
Granted	359,154	0.26	4,088,386	0.72

Closing balance	4,447,540	0.25	4,088,386	0.24

All DSUs have been issued to directors of the Company and fully vest upon the termination of their tenure as directors. As at October 31, 2022, there were no vested DSUs.

Share-based Compensation

Share-based compensation is measured at fair value at the date of grant and are expensed over the vesting period. In determining the amount of share-based compensation, the Company used the Black-Scholes-Merton option pricing model to establish the fair value of stock options and RSUs granted at the grant date by applying the following assumptions:

	October 31, 2022	October 31, 2021
Exercise price (weighted average)	$2.89	$8.99
Share price (weighted average)	$2.76	$8.85
Risk-free interest rate (weighted average)	1.96%	0.87%
Expected life (years) of options (weighted average)	5	5
Expected annualized volatility (weighted average)	95%	92%

Volatility was estimated using the average historical volatility of the Company and comparable companies in the industry that have trading history and volatility history.

19. Net Loss per Share

The following securities could potentially dilute basic net loss per share in the future but have not been included in diluted loss per share because their effect was anti-dilutive:

Instrument	October 31, 2022	July 31, 2022
Stock options	23,291,081	24,687,068
RSUs	992,015	2,033,267
DSUs	4,447,540	4,088,386
Acquired and reissued warrants	6,999,879	7,040,209
2019 June financing warrants	546,135	546,135
US$25m registered direct offering warrants	1,871,259	1,871,259
US$20m registered direct offering warrants	1,497,007	1,497,007
2020 April underwritten public offering warrants	11,830,075	11,830,075
2020 May underwritten public offering warrants	7,591,876	7,591,876
2021 August underwritten public offering warrants	24,540,012	24,540,012
Warrants issued under conversion of debentures	4,665,628	4,665,628
Convertible debenture broker/finder warrants	15	15
Senior secured convertible note	601,720,232	556,882,200

	689,992,754	647,273,137

20. Financial Instruments

Market Risk

Interest Risk

The Company has minimal exposure to interest rate risk related to the investment of cash and cash equivalents and restricted funds. The Company may, from time to time, invest cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. As at October 31, 2022, the Company has $237,083 (US$173,700) of outstanding principal on the senior secured convertible note (Note 14) bearing interest of 5% per annum, paid semi-annually. The senior secured convertible note bears a fixed interest rate and therefore is not subject to interest risk.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices.

Financial liabilities

The sensitivity of the Senior secured convertible note due to price risk is disclosed in Note 14.

If the fair value of these financial assets and liabilities were to increase or decrease by 10% the Company would incur a related net increase or decrease to Comprehensive loss of an estimated $22,271 (July 31, 2022 – $22,335). The following table presents the Company’s price risk exposure as at October 31, 2022 and July 31, 2022.

	October 31, 2022	July 31, 2022
	$	$
Financial assets	504	504
Financial liabilities	(223,214)	(211,096)

Total exposure	(222,710)	(210,592)

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables. As at October 31, 2022, the Company was exposed to credit related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Since the majority of the medical sales are transacted with clients that are covered under various insurance programs, and adult use sales are transacted with crown corporations, the Company has limited credit risk.

Cash and cash equivalents and restricted funds are held with three Canadian commercial banks that hold Dun & Bradstreet credit ratings of AA (July 31, 2022 – AA).

Certain restricted funds in the amount of $29,994 were managed by an insurer and were held as a cell captive within a Bermuda based private institution which does not have a publicly available credit rating; however they utilized custodian is Citibank which holds a credit rating of A+. During the three months ended October 31, 2022, management entered into a new directors and officers insurance program which released the cell captive restricted funds of $29,994.

The majority of the trade receivables balance is held with crown corporations of Quebec, Ontario and Alberta. Creditworthiness of a counterparty is evaluated prior to the granting of credit. The Company has estimated the expected credit loss using a lifetime credit loss approach. The current expected credit loss on October 31, 2022 is $444 (July 31, 2022 – $1,927).

In measuring the expected credit losses, the adult-use cannabis trade receivables have been assessed on a per customer basis as they consist of a low number of material contracts. Medical trade receivables have been assessed collectively as they have similar credit risk characteristics. They have been grouped based on the days past due.

The carrying amount of cash and cash equivalents, restricted cash and trade receivables represents the maximum exposure to credit risk and as at October 31, 2022 and amounted to $125,693 (July 31, 2022 – $158,461).

The following table summarizes the Company’s aging of trade receivables on October 31, 2022 and July 31, 2022:

	October 31, 2022	July 31, 2022
	$	$
0–30 days	31,855	24,661
31–60 days	3,202	11,808
61–90 days	5,349	2,177
Over 90 days	4,623	4,353

Total	45,029	42,999

Economic Dependence Risk

Economic dependence risk is the risk of reliance upon a select number of customers, which significantly impacts the financial performance of the Company. For the three months ended October 31, 2022, the Company’s recorded sales to the crown corporations; the Ontario Cannabis Store (“OCS”), Société québécoise du cannabis (“SQDC”), British Columbian Liquor Distribution Branch and the Alberta Gaming, Liquor and Cannabis agency (“AGLC”) representing 42%, 15%, 14% and 11%, respectively (October 31, 2021 – SQDC, OCS and AGLC representing 31%, 20% and 15%, respectively) of total applicable periods net cannabis sales.

The Company holds trade receivables from the crown corporations AGLC, OCS and the SQDC representing 16%, 15%, and 10% of total trade receivables, respectively as at October 31, 2022 (July 31, 2022 – the two crown corporations OCS and AGLC representing 42% and 23% of total trade receivables, respectively).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due (See Note 2 – Going Concern). The Company manages liquidity risk by reviewing on an ongoing basis, its working capital requirements. On October 31, 2022, the Company has $78,484 (July 31, 2022 – $83,238) of cash and cash equivalents and $45,029 (July 31, 2022 – $42,999) in trade receivables.

The Company has current liabilities of $321,981 (July 31, 2022 – $335,076) on the statement of financial position. As well, the Company has remaining contractual commitments of $25,029 due before July 31, 2023. Current financial liabilities include the Company’s obligation on the senior secured convertible note. The senior secured convertible note is classified as current due to the noteholders ability to convert the note into equity at any time during the life of the note, and therefore does not reflect a cash based current liability as at October 31, 2022.

The following table provides an analysis of undiscounted contractual maturities for financial liabilities.

Fiscal year	2023 (nine-months remaining)	2024	2025	2026	2027	Thereafter	Total
	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	39,296	—	—	—	—	—	39,296
Excise taxes payable	7,690	—	—	—	—	—	7,690
Convertible debentures (Note 13)	40,158	—	—	—	—	—	40,158
Undiscounted lease payments (Note 15)	770	587	587	150	150	1,200	3,444
Senior secured convertible note (Note 14)[1]	30,280	36,678	39,237	271,530	12,284	—	390,009

Total	118,194	37,265	39,824	271,680	12,434	1,200	480,597

[1]	Undiscounted and inclusive of scheduled interest and advisory fee payments.

Foreign Currency Risk

On October 31, 2022, the Company holds certain financial assets and liabilities denominated in United States Dollars which consist of certain amounts of cash and cash equivalents, the senior secured convertible note and warrant liabilities. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant. The Company closely monitors relevant economic information to minimize its net exposure to foreign currency risk. The Company is exposed to unrealized foreign exchange risk through its cash and cash equivalents. On October 31, 2022, approximately $45,966 (US$33,679) (July 31, 2022 – 104,215 (US$81,266)) of the Company’s cash and cash equivalents was in US$. A 1% change in the foreign exchange rate would result in a change of $459 to the unrealized gain or loss on foreign exchange.

The Company’s senior secured convertible note is denominated in US$. The sensitivity of the senior secured convertible note due to foreign currency risk is disclosed in Note 14.

21. Operating Expenses by Nature

The following table disaggregates the selling, general and administrative expenses as presented on the Statement of Loss and Comprehensive Loss into specified classifications based upon their nature:

For the three months ended	October 31, 2022	October 31, 2021
	$	$
Salaries and benefits	2,895	10,191
General and administrative	3,743	5,901
Professional fees	3,375	5,848
Consulting	453	544

Total	10,466	22,484

The following table summarizes the total payroll related wages and benefits by nature in the period:

For the three months ended	October 31, 22	October 31, 2021
	$	$
General and administrative related wages and benefits	2,895	10,191
Marketing and promotion related wages and benefits	800	1,969
Research and development related wages and benefits	105	511

Total operating expense related wages and benefits	3,800	12,671
Wages and benefits capitalized to inventory	6,236	8,482

Total wages and benefits	10,036	21,153

22. Other Income and Losses

For the three months ended	October 31, 2022	October 31, 2021
	$	$
Interest and financing expenses	(2,467)	(5,305)
Interest income	550	774

Finance income (expense), net	(1,917)	(4,531)

Revaluation of warrant liabilities	2	27,467
Share of loss from investment in associates and joint ventures	(2,398)	(2,149)
Fair value (loss)/gain on senior secured convertible note	(6,270)	11,670
Gain/(loss) on investments	140	(279)
Foreign exchange gain/(loss)	(9,023)	5,504
Other gains	2,917	—

Non-operating income (expense), net	(14,632)	42,213

23. Related Party Disclosure

Compensation of Key Management

Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling the Company’s operations, directly or indirectly. The key management personnel of the Company are the members of the executive management team and Board of Directors.

Compensation provided to key management during the year was as follows:

For the three months ended	October 31, 2022	October 31, 2021
	$	$
Salary and/or consulting fees	591	854
Termination benefits	—	1,638
Bonus compensation	—	2,013
Stock-based compensation	566	1,505

Total	1,157	6,010

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Related Parties and Transactions

Truss LP

The Company owns a 42.5% interest in Truss LP and accounts for the interest as an investment in an associate (Note 9).

Under a Temporary Supply and Services Agreement (“TSSA”) with Truss LP, the Company produced, and packaged cannabis infused beverages in the Cannabis Infused Beverage (“CIB”) Facility and in the Gatineau Facility. The Company continues to market and sell beverages for the adult-use markets in Canada, in each case subject to the terms of its regulatory approvals and applicable laws. On October 1, 2021, Truss LP received a cannabis manufacturing and processing license under the Cannabis Act (Canada) and commenced manufacturing by producing CIBs within the Belleville facility. Under a second arrangement and until Truss LP operationalizes its cannabis selling license, the Company purchases the manufactured goods from Truss LP and sells the beverages through to third parties, as a principal in the arrangement. Truss LP received its license for the selling of cannabis on May 2, 2022, however, Truss LP has not enabled the license to be utilized and have no ability to sell to their customers. The Company continued to act as the principal in the arrangement during the three months ended October 31, 2022. Subsequent to October 31, 2022, Truss LP has operationalized its license.

During the three months ended October 31, 2022, the Company purchased $1,551 (October 31, 2021 – $912, under the previous arrangement and $1,270 under the second arrangement) of manufactured products under the second updated arrangement.

24. Capital Management

The Company’s objectives when managing capital is to safeguard the ability to continue as a going concern, so that the Company can provide returns for shareholders and reach cashflow positivity.

Management defines capital as the Company’s shareholders’ equity. The Board of Directors does not establish quantitative return on capital criteria for management. The Company has not paid any dividends to its shareholders. The Company is not subject to any externally imposed capital requirements other than the covenants related to the Company’s senior secured convertible note as set out in Note 14.

On October 31, 2022, total managed capital was $263,860 (July 31, 2022 – $313,692).

25. Commitments and Contingencies

COMMITMENTS

The Company has certain contractual financial obligations related to service agreements, purchase agreements, rental agreements and construction contracts.

Some of these contracts have optional renewal terms that the Company may exercise at its option. The annual minimum payments payable under these obligations over the next five fiscal years and thereafter are as follows:

$
July 31, 2023 (nine-months remaining)	25,029
July 31, 2024	26,447
July 31, 2025	27,893
July 31, 2026	24,811
July 31, 2027	12,513
Thereafter	1,200

117,893

See Note 15 for recognized contractual commitments regarding the Company’s lease obligations under IFRS 16.

LETTERS OF CREDIT

The Company holds a five-year letter of credit with a Canadian financial institution to provide a maximum of $250 that amortizes $50 annually until its expiry on July 14, 2024. On October 31, 2022, the remaining balance of the letter of credit is $150, was not drawn upon and is secured by cash held in collateral (Note 6).

The Company holds a letter of credit with a Canadian financial institution under an agreement with a public utility provider entitling the utility provider to a maximum of $2,581, subject to certain operational requirements. The letter of credit was initially issued on August 1, 2020 and had a one-year expiry from the date of issuance, with an auto renewal feature thereafter. On October 31, 2022, the letter of credit remained at $2,080 (July 31, 2022 – $2,080). The letter of credit has not been drawn upon and is secured by cash held in collateral (Note 6).

CONTINGENCIES

The Company may be, from time to time, subject to various administrative and other legal proceedings. Contingent liabilities associated with legal proceedings are recorded when a liability is probable, and the contingent liability can be reasonably estimated. While the following matters are ongoing, the Company disputes the allegations and intends to continue to vigorously defend against the claims.

As of October 31, 2022, the Company and one of its former Chief Executive Officers are defendants in a putative class-action lawsuit pending in the Québec Superior Court brought on behalf of certain purchasers of shares of the Company and filed on November 19, 2019. The lawsuit asserts causes of action for misrepresentations under the Québec Securities Act and the Civil Code of Québec in connection with certain statements contained in HEXO’s prospectus, public documents and public oral statements between April 11, 2018 and March 27, 2020. The allegations relate to: (1) statements made by the Company regarding its agreement with the Province of Québec to supply cannabis; (2) statements made by the Company regarding its acquisition of Newstrike, particularly the licensing of the Newstrike facilities and the forecasted synergies and/savings from the Newstrike acquisition; (3) statements made by the Company about the net revenues in Q4 2019 and fiscal year 2020; and (4) HEXO’s management of its inventories. The plaintiffs seek to represent a class comprised of Québec residents who acquired the Company’s securities either in an Offering (primary market) or on the secondary market during such period and seek compensatory damages for all monetary losses and costs. The amount claimed for damages has not been quantified and no accrual has been made as at October 31, 2022 (July 31, 2022—$nil).

As of October 31, 2022, the Company is named as a defendant in a proposed consumer protection class action filed on June 16, 2020, in the Court of Queens’ Bench in Alberta on behalf of residents of Canada who purchased cannabis products over specified periods of time. Several other licensed producers are also named as co-defendants in the action. The lawsuit asserts causes of action, including for breach of contract and breach of consumer protection legislation, arising out of allegations that the Tetrahydrocannabinol (THC) or Cannabidiol (CBD) content of medicinal and recreational cannabis products sold by the Company and the other defendants to consumers was different from what was advertised on the products’ labels. Many of the cannabis products sold by the Company and other defendants were allegedly sold to consumers in containers using plastic bottles or caps that may have rapidly absorbed or degraded the THC or CBD content within them. By allegedly over-representing the true amount of THC or CBD in the products, the plaintiff claims that consumers would be required to consume substantially more product than they otherwise would have in order to obtain the desired effects or, in the alternative, would have consumed the product without obtaining the desired effects. The action has not yet been certified as a class action.

ONEROUS CONTRACT

During the period, the Company’s onerous contract provision related to a fixed price supply agreement for the supply of certain cannabis products was adjusted to the court settlement amount of $1,846, inclusive of $575 of accrued interest. Management has initiated an appeal against the court’s decision and is simultaneously pursuing a settlement with the counterparty.

26. Fair Value of Financial Instruments

The fair values of the financial instruments as at October 31, 2022 are summarized in the following table:

	Amortized
	cost		FVTPL		Total
Assets	$		$		$
Cash and cash equivalents		78,484		—		78,484
Restricted funds		2,180		—		2,180
Long – term investments		—		504		504

Liabilities	$		$		$
Warrant liability		—		715		715
Convertible debt		39,827		—		39,827
Senior secured convertible note		—		222,499		222,499
Other long-term liabilities[1]		—		1,413		1,413

[1]	Financial liability designated as FVTPL.

The fair values of the financial instruments as at July 31, 2022 are summarized in the following table:

	Amortized
	cost		FVTPL		Total
Assets	$		$		$
Cash and cash equivalents		83,238		—		83,238
Restricted funds		32,224		—		32,224
Long – term investments		—		504		504

Liabilities	$		$		$
Warrant liability		—		717		717
Convertible debt		38,301		—		38,301
Senior secured convertible note		—		223,132		223,132
Other long-term liabilities[1]		—		1,409		1,409

[1]	Financial liability designated as FVTPL.

The carrying values of cash and cash equivalents, restricted funds, short term investments, trade and other receivables, accounts payable and accrued liabilities and lease liabilities approximate their fair values due to their relatively short periods to maturity.

27. Revenue from Sale of Goods

The Company disaggregates its revenues from the sale of goods between sales of cannabis beverages (“Cannabis beverage sales”) and dried flower, vapes, and other cannabis products (“Cannabis sales excluding beverages”). The Company’s cannabis beverage sales are derived from the CIB division, which was established in order to manufacture, produce and sell cannabis beverage products. The CIB division operated under the Company’s cannabis manufacturing licensing, in compliance with Health Canada and the Cannabis Act’s regulations until Truss LP received its cannabis manufacturing license on October 1, 2021, and its selling license on May 2, 2022. During the three months ended October 31, 2022, the Company continued to act as a principal in the sale of CIBs to customers and therefore, continues to present revenue from CIB on a gross basis. Subsequently, beginning in November 2022, Truss LP has operationalized its cannabis selling license and the Company has ceased the recognition of CIB sales.

For the three months ended	October 31, 2022			October 31, 2021
Revenue stream	Cannabis sales excluding beverages	Cannabis beverage sales	Total	Cannabis sales excluding beverages	Cannabis beverage sales	Total
	$	$	$	$	$	$
Retail	47,179	1,551	48,730	55,205	3,331	58,536
Medical	739	—	739	809	—	809
Wholesale	1,139	—	1,139	4,111	—	4,111
International	1,207	—	1,207	6,041	—	6,041

Total revenue from sale of goods	50,264	1,551	51,815	66,166	3,331	69,497

During the three months ended October 31, 2022 no adjustments were made to the Company’s net sales provision and price concessions (October 31, 2021 – $2,467).

28. Segmented Information

The Company operates under one material operating segment. Substantially all property, plant and equipment and intangible assets are located in Canada.

29. Operating Cash Flow Supplement

The following items comprise the Company’s operating cash flow activity for the periods herein.

For the three months ended	October 31,2022	October 31,2021
	$	$
Items not affecting cash
Depreciation of property, plant and equipment	784	2,057
Depreciation of property, plant and equipment in cost of sales	4,773	4,969
Amortization of intangible assets	2,871	8,158
Fair value loss/(gain) on convertible debentures	6,270	(11,670)
Unrealized gain on changes in fair value of biological assets	(2,403)	(13,581)
Unrealized fair value adjustment on investments	—	279
Onerous contract settlement adjustment	(2,917)	—
Interest and other income	877	3,812
Accretion of convertible debenture	1,508	1,189
Non-cash finance and transaction fees	—	1,751
Write-off of inventory and biological assets	4,400	615
Write down of inventory to net realizable value	4,915	36,197
Realized fair value amounts on inventory sold	19,966	12,760
Loss from investment in associate and joint ventures	2,398	2,149
Share-based compensation	959	4,034
Revaluation of financial instruments (gain)/loss	(2)	(27,467)
Impairment losses	(611)	51,708
(Gain)/loss on long lived assets and disposal of property, plant and equipment	(510)	329
Foreign exchange gain	13,434	(1,634)

Total items not affecting cash	56,712	75,655

Changes in non-cash operating working capital items
Trade receivables	(2,030)	1,502
Commodity taxes recoverable and other receivables	5,232	4,748
Prepaid expenses	(6,769)	3,470
Lease receivable	—	27
Inventory	(11,248)	(6,434)
Biological assets	9,166	14,974
Accounts payable and accrued liabilities	(24,054)	(24,662)
Excise taxes payable	1,269	(3,636)
Income tax recoverable	—	(4,714)

Total non-cash operating working capital	(28,434)	(14,725)

Additional supplementary cash flow information is as follows:

For the three months ended	October 31,2022	October 31,2021
	$	$
Property, plant and equipment in accounts payable	73	2,106
Right-of-use asset additions	—	1,993
Interest paid	803	2,637

30. Income Taxes

The Company’s effective income tax rate was 1.43% for the three months ended October 31, 2022 (October 31, 2021 – 0.1%). The effective tax rate is different than the statutory rate primarily due to the non-recognition of deferred tax assets.